UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the three and six months ended June 30, 2015

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 2nd Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is Seaspan Corporation’s report on Form 6-K, or this Report, for the three and six months ended June 30, 2015. This Report is hereby incorporated by reference into the Registration Statement of Seaspan Corporation filed with the Securities and Exchange Commission, or the SEC, on May 30, 2008 on Form F-3D (Registration No. 333-151329), the Registration Statement of Seaspan Corporation filed with the SEC on March 31, 2011 on Form S-8 (Registration No. 333-173207), the Registration Statement of Seaspan Corporation filed with the SEC on June 20, 2013 on Form S-8 (Registration No. 333-189493), the Registration Statement of Seaspan Corporation filed with the SEC on August 19, 2013 on Form F-3ASR (Registration No. 333-190718), as amended on October 7, 2013, the Registration Statement of Seaspan Corporation filed with the SEC on April 29, 2014 on Form F-3ASR (Registration No. 333-195571), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form F-3ASR (Registration No. 333-200639), the Registration Statement of Seaspan Corporation filed with the SEC on November 28, 2014 on Form S-8 (Registration No. 333-200640) and the Registration Statement of Seaspan Corporation filed with the SEC on March 12, 2015 on Form F-3D (Registration No. 333-202698).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: July 31, 2015	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer
(Principal Financial and Accounting Officer)

EXHIBIT I

SEASPAN CORPORATION

REPORT ON FORM 6-K FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2015

Unless we otherwise specify, when used in this report on Form 6-K, or this Report, the terms “Seaspan”, the “Company”, “we”, “our” and “us” refer to Seaspan Corporation and its subsidiaries. References to our “Manager” are to Seaspan Management Services Limited and its wholly-owned subsidiaries (including Seaspan Ship Management Ltd.), which we acquired in January 2012.

References to shipbuilders are as follows:

Shipbuilder	Reference
CSBC Corporation, Taiwan	CSBC
Hyundai Heavy Industries Co., Ltd.	HHI
Jiangsu New Yangzi Shipbuilding Co., Ltd.	New Jiangsu
Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd.	Jiangsu Xinfu
HHIC-PHIL INC.	HHIC

References to customers are as follows:

Customer	Reference
A.P. Moller Maersk A/S	Maersk
China Shipping Container Lines (Asia) Co., Ltd.(1)	CSCL Asia
COSCO Container Lines Co., Ltd.(2)	COSCON
Hanjin Shipping Co., Ltd.	Hanjin
Hapag-Lloyd AG	Hapag-Lloyd
Hapag-Lloyd USA, LLC (3)	HL USA
Kawasaki Kisen Kaisha Ltd.	K-Line
MSC Mediterranean Shipping Company S.A.	MSC
Mitsui O.S.K. Lines, Ltd	MOL
Orient Overseas Container Line Ltd.	OOCL
Pacific International Lines (Pte) Ltd.	PIL
Yang Ming Marine Transport Corp.	Yang Ming Marine

(1)	A subsidiary of China Shipping Container Lines Co., Ltd., or CSCL.
(2)	A subsidiary of China COSCO Holdings Company Limited.
(3)	A subsidiary of Hapag-Lloyd.

We use the term “twenty foot equivalent unit”, or TEU, the international standard measure of containers, in describing the capacity of our containerships, which are also referred to as “our vessels”. We identify the classes of our vessels by the approximate average TEU capacity of the vessels in each class. However, the actual TEU capacity of a vessel may differ from the approximate average TEU capacity of the vessels in such vessel’s class.

The information and the unaudited consolidated financial statements in this Report should be read in conjunction with the consolidated financial statements and related notes and the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the Securities and Exchange Commission, or the SEC, on March 10, 2015, or our 2014 Annual Report. Unless otherwise indicated, all amounts in this Report are presented in U.S. dollars, or USD. We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP.

SEASPAN CORPORATION

PART I — FINANCIAL INFORMATION

ITEM 1 — INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEASPAN CORPORATION

Interim Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares and par value amounts)

	June 30,	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$264,197	$201,755
Short-term investments	13,035	1,212
Accounts receivable (note 2)	28,407	23,742
Loans to affiliate (note 2)	120,478	237,908
Prepaid expenses	39,837	31,139
Gross investment in lease	21,228	21,170

	487,182	516,926
Vessels (note 3)	5,276,135	5,095,723
Deferred charges (note 4)	80,005	64,655
Gross investment in lease	27,227	37,783
Goodwill	75,321	75,321
Other assets	86,307	67,308
Fair value of financial instruments (note 14)	41,123	37,677

	$6,073,300	$5,895,393

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$79,499	$65,208
Current portion of deferred revenue (note 5)	19,777	27,671
Current portion of long-term debt (note 6)	241,122	298,010
Current portion of other long-term liabilities (note 7)	32,048	18,543
Fair value of financial instruments (note 14)	3,165	7,505

	375,611	416,937
Deferred revenue (note 5)	4,434	7,343
Long-term debt (note 6)	3,109,644	3,084,409
Other long-term liabilities (note 7)	425,307	253,542
Fair value of financial instruments (note 14)	360,316	387,938
Shareholders’ equity:
Share capital (note 8):
Preferred shares; $0.01 par value; 150,000,000 shares authorized; 24,170,531 shares issued and outstanding (2014 – 24,170,531)
Class A common shares; $0.01 par value; 200,000,000 shares authorized; 99,128,021 shares issued and outstanding (2014 – 96,662,928)	1,233	1,209
Treasury shares	(356)	(379)
Additional paid in capital	2,284,231	2,238,872
Deficit	(454,078)	(459,161)
Accumulated other comprehensive loss	(33,042)	(35,317)

	1,797,988	1,745,224

	$6,073,300	$5,895,393

Commitments and contingencies (note 12)

Subsequent events (note 15)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Operations

(Unaudited)

(Expressed in thousands of United States dollars, except per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue	$199,152	$173,873	$387,699	$341,856
Operating expenses:
Ship operating	49,289	41,087	93,866	82,339
Cost of services, supervision fees	1,300	—	1,300	—
Depreciation and amortization	52,351	44,603	98,950	88,335
General and administrative	6,383	7,481	13,182	15,524
Operating leases (note 7)	8,582	1,109	14,734	2,212

	117,905	94,280	222,032	188,410

Operating earnings	81,247	79,593	165,667	153,446
Other expenses (income):
Interest expense	24,797	23,007	46,666	40,568
Interest income	(3,246)	(2,683)	(6,659)	(3,789)
Undrawn credit facility fees	850	672	1,707	1,238
Amortization of deferred charges (note 4)	3,490	2,462	6,591	4,465
Refinancing expenses and costs (note 4)	1,152	2,824	2,304	2,824
Change in fair value of financial instruments (note 14)	(19,480)	32,960	19,855	69,303
Equity (income) loss on investment	(1,085)	43	(1,334)	275
Other (income) expenses	(6,587)	304	(6,152)	530

	(109)	59,589	62,978	115,414

Net earnings	$81,356	$20,004	$102,689	$38,032

Earnings per share (note 9):
Class A common share, basic and diluted	$0.68	$0.07	$0.76	$0.10

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Comprehensive Income

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings	$81,356	$20,004	$102,689	$38,032
Other comprehensive income:
Amounts reclassified to net earnings during the period relating to cash flow hedging instruments	1,185	1,338	2,275	2,743

Comprehensive income	$82,541	$21,342	$104,964	$40,775

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2015 and year ended December 31, 2014

											Accumulated
	Number of	Number of							Additional		other	Total
	common shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2013	69,208,888	200,000	13,665,531	5,105,000	—	$692	$190	$(379)	$2,023,622	$(411,792)	$(40,628)	$1,571,705
Net earnings	—	—	—	—	—	—	—	—	—	131,247	—	131,247
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	5,311	5,311
Conversion of Series A preferred shares	23,177,175	(200,000)	—	—	—	232	(2)	—	(230)	—	—	—
Series E preferred shares issued	—	—	—	—	5,400,000	—	54	—	134,946	—	—	135,000
Class A common shares issued	206,600	—	—	—	—	2	—	—	4,731	—	—	4,733
Fees and expenses in connection with issuance of common and preferred shares	—	—	—	—	—	—	—	—	(5,073)	—	—	(5,073)
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(127,007)	—	(127,007)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(50,443)	—	(50,443)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	1,166	(1,166)	—	—
Shares issued through dividend reinvestment program	3,043,731	—	—	—	—	31	—	—	64,666	—	—	64,697
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units, stock appreciation rights issued and restricted stock units	214,464	—	—	—	—	2	—	—	7,699	—	—	7,701
Other share-based compensation	344,438	—	—	—	—	3	—	—	7,350	—	—	7,353
Fleet growth payments	468,968	—	—	—	—	5	—	—	(5)	—	—	—
Treasury shares	(1,336)	—	—	—	—	—	—	—	—	—	—	—

Balance, December 31, 2014	96,662,928	—	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224

See accompanying notes to consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Shareholders’ Equity (Continued)

(Unaudited)

(Expressed in thousands of United States dollars, except number of shares)

Six months ended June 30, 2015 and year ended December 31, 2014

											Accumulated
	Number of	Number of							Additional		other	Total
	common shares	preferred shares				Common	Preferred	Treasury	paid-in		comprehensive	shareholders’
	Class A	Series A	Series C	Series D	Series E	shares	shares	shares	capital	Deficit	loss	equity
Balance, December 31, 2014, carried forward	96,662,928	—	13,665,531	5,105,000	5,400,000	$967	$242	$(379)	$2,238,872	$(459,161)	$(35,317)	$1,745,224
Net earnings	—	—	—	—	—	—	—	—	—	102,689	—	102,689
Other comprehensive income	—	—	—	—	—	—	—	—	—	—	2,275	2,275
Dividends on class A common shares	—	—	—	—	—	—	—	—	—	(70,101)	—	(70,101)
Dividends on preferred shares	—	—	—	—	—	—	—	—	—	(26,870)	—	(26,870)
Amortization of Series C preferred share issuance costs	—	—	—	—	—	—	—	—	635	(635)	—	—
Shares issued through dividend reinvestment program	2,007,400	—	—	—	—	20	—	—	36,653	—	—	36,673
Share-based compensation expense (note 10):
Restricted class A common shares, phantom share units, stock appreciation rights and restricted stock units	127,125	—	—	—	—	1	—	—	1,713	—	—	1,714
Other share-based compensation	331,442	—	—	—	—	3	—	—	6,358	—	—	6,361
Treasury shares	(874)	—	—	—	—	—	—	23	—	—	—	23

Balance, June 30, 2015	99,128,021	—	13,665,531	5,105,000	5,400,000	$991	$242	$(356)	$2,284,231	$(454,078)	$(33,042)	$1,797,988

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Interim Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of United States dollars)

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash from (used in):
Operating activities:
Net earnings	$81,356	$20,004	$102,689	$38,032
Items not involving cash:
Depreciation and amortization	52,351	44,603	98,950	88,335
Share-based compensation (note 10)	1,102	2,806	2,014	5,109
Amortization of deferred charges (note 4)	3,490	2,462	6,591	4,465
Amounts reclassified from other comprehensive loss to interest expense	845	1,123	1,717	2,315
Unrealized change in fair value of financial instruments	(47,143)	4,751	(35,407)	7,672
Refinancing expenses and costs (note 4)	1,152	2,356	2,304	2,356
Equity (income) loss on investment	(1,085)	43	(1,334)	275
Operating leases	(1,967)	—	(3,353)	—
Other income	(6,600)	—	(6,600)	—
Other	1,813	2,929	4,374	3,195
Changes in assets and liabilities:
Accounts receivable	2,634	(8,043)	(4,665)	(7,032)
Lease receivable	5,278	5,278	10,498	10,498
Prepaid expenses	(3,350)	4,688	(12,822)	2,953
Other assets and deferred charges	(8,671)	(4,136)	(12,513)	(3,627)
Accounts payable and accrued liabilities	11,439	3,552	14,779	5,565
Deferred revenue	(642)	341	(10,803)	(1,411)
Other long-term liabilities	(8)	(27)	(56)	(857)

Cash from operating activities	91,994	82,730	156,363	157,843

Financing activities:
Common shares issued, net of issuance costs	—	4,427	—	4,427
Senior unsecured notes issued	—	345,000	—	345,000
Preferred shares issued, net of issuance costs	—	—	—	130,401
Draws on credit facilities (note 6)	158,000	—	195,575	340,000
Repayment of credit facilities (note 6)	(199,989)	(152,491)	(304,853)	(780,128)
Draws on other long-term liabilities (note 7)	—	—	150,000	—
Repayment of other long-term liabilities	(5,809)	(10,383)	(9,854)	(20,627)
Financing fees (note 4)	(9,128)	(8,453)	(12,418)	(8,978)
Dividends on common shares	(17,117)	(15,814)	(33,428)	(30,132)
Dividends on preferred shares	(13,435)	(13,033)	(26,870)	(23,573)
Proceeds from sale-leaseback of vessels (note 7)	144,000	—	254,000	—

Cash from (used in) financing activities	56,522	149,253	212,152	(43,610)

Investing activities:
Expenditures for vessels	(322,198)	(23,667)	(392,329)	(103,248)
Short-term investments	(10,047)	(81,436)	(11,823)	(71,513)
Loans to affiliate (note 2)	(61,560)	(125,976)	(85,461)	(126,973)
Repayments from loans to affiliate (note 2)	165,614	—	183,447	—
Other assets	511	(2,303)	93	(2,928)

Cash used in investing activities	(227,680)	(233,382)	(306,073)	(304,662)

Increase (decrease) in cash and cash equivalents	(79,164)	(1,399)	62,442	(190,429)
Cash and cash equivalents, beginning of period	343,361	287,350	201,755	476,380

Cash and cash equivalents, end of period	$264,197	$285,951	$264,197	$285,951

Supplemental cash flow information (note 11)

See accompanying notes to interim consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

1.	Basis of presentation:

The accompanying interim financial information of Seaspan Corporation (“the Company”) has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), on a basis consistent with those followed in the December 31, 2014 audited annual consolidated financial statements. The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented. These unaudited interim consolidated financial statements do not include all the disclosures required under U.S. GAAP for annual financial statements and should be read in conjunction with the December 31, 2014 annual consolidated financial statements filed with the Securities and Exchange Commission in the Company’s 2014 Annual Report on Form 20-F.

Certain prior periods’ information has been reclassified to conform with current financial statement presentation.

Recent Accounting Developments:

In July 2015, the Financial Accounting Standards Board, (“FASB”), delayed the effective date of Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers” by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

In April 2015, the FASB issued ASU 2015-03, “Simplifying the Presentation of Debt Issuance Costs”, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis”. ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination. ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. The Company is evaluating the new guidance to determine the impact it will have on its consolidated financial statements.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

2.	Related party transactions:

(a)	At June 30, 2015, the Company had $120,478,000 (December 31, 2014 – $237,908,000) due from Greater China Intermodal Investments LLC (“GCI”) recorded as loans to affiliate. This amount includes the following:

•	The Company had $106,857,000 (December 31, 2014 – $219,841,000) due from GCI for payments made in connection with vessels that GCI will acquire pursuant to a right of first refusal. These loans, which are due on demand, bear interest at rates ranging from 5% to 7% per annum.

•	A promissory note issued by GCI which bears interest at 7% per annum was repaid on March 2, 2015 (December 31, 2014 – $8,553,000).

•	The interest receivable on these amounts of $13,621,000 (December 31, 2014 – $9,514,000).

The Company also had $12,559,000 (December 31, 2014 – $8,195,000) due from GCI included in accounts receivable and $8,371,000 (December 31, 2014 – $6,788,000) due to GCI included in accounts payable and accrued liabilities.

The Company also had $449,000 (December 31, 2014 – $1,454,000) due from other related parties included in accounts receivable.

(b)	The Company incurred the following income or expenses with related parties:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Fees incurred:
Arrangement fees	$3,642	$732	$5,303	$732
Transaction fees	4,901	2,386	5,704	3,924
Reimbursed expenses	28	59	33	118
Income earned:
Interest income	3,174	2,436	6,534	3,380
Management fees	667	245	1,117	402
Supervision fees	1,300	—	1,300	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

3.	Vessels:

June 30, 2015	Cost	Accumulated depreciation	Net book value
Vessels	$6,050,193	$985,587	$5,064,606
Vessels under construction	211,529	—	211,529

Vessels	$6,261,722	$985,587	$5,276,135

December 31, 2014	Cost	Accumulated depreciation	Net book value
Vessels	$5,708,685	$894,964	$4,813,721
Vessels under construction	282,002	—	282,002

Vessels	$5,990,687	$894,964	$5,095,723

During the three and six months ended June 30, 2015, the Company capitalized interest costs of $1,409,000 and $3,105,000, respectively, (June 30, 2014 — $1,853,000 and $3,686,000) to vessels under construction.

4.	Deferred charges:

	Dry-docking	Financing fees	Total
December 31, 2014	$18,506	$46,149	$64,655
Cost incurred	13,437	15,069	28,506
Amortization expensed	(3,530)	(6,591)	(10,121)
Amortization capitalized	—	(731)	(731)
Refinancing expenses and costs	—	(2,304)	(2,304)

June 30, 2015	$28,413	$51,592	$80,005

Refinancing expenses and costs relate to the termination of certain financing arrangements and the write-off of the related deferred financing fees.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

5.	Deferred revenue:

	June 30, 2015	December 31, 2014
Deferred revenue on time charters	$12,803	$21,889
Deferred interest on lease receivable	2,648	4,143
Other deferred revenue	8,760	8,982

Deferred revenue	24,211	35,014
Current portion	(19,777)	(27,671)

Deferred revenue	$4,434	$7,343

6.	Long-term debt:

	June 30, 2015	December 31, 2014
Long-term debt:
Revolving credit facilities	$1,135,824	$1,301,920
Term loan credit facilities	1,869,942	1,735,499
Senior unsecured notes	345,000	345,000

Long-term debt	3,350,766	3,382,419
Current portion	(241,122)	(298,010)

Long-term debt	$3,109,644	$3,084,409

On March 24, 2015, the Company entered into a term loan facility for up to $115,200,000 to finance one 14000 TEU containership. The loan bears interest at LIBOR plus a margin.

On April 10, 2015, the Company entered into a term loan facility for up to $195,000,000 to finance two 14000 TEU containerships. The facility bears interest at LIBOR plus a margin.

On April 22, 2015, the Company entered into a 364-day unsecured, revolving loan facility with various banks for up to $200,000,000 to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin.

On April 24, 2015, the Company entered into a term loan facility for up to $227,500,000 to finance one 14000 TEU newbuilding containership and two 10000 TEU newbuilding containerships. The facility bears interest at LIBOR plus a margin.

At June 30, 2015, the one month LIBOR was 0.2% (December 31, 2014 – 0.2%) and the margins ranged between 0.5% and 1.3% (December 31, 2014 – 0.5% and 1.3%) for revolving credit facilities. The weighted average rate of interest, including the margin, was 0.8% at June 30, 2015 (December 31, 2014 – 0.8%).

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

6.	Long-term debt (continued):

At June 30, 2015, the one month, three month and six month LIBOR was 0.2%, 0.3% and 0.4%, respectively (December 31, 2014 – 0.2%, 0.2% and 0.3%, respectively) and the margins ranged between 0.4% and 4.8% (December 31, 2014 – 0.4% and 4.8%) for term loan credit facilities.

For certain of our term loans with a total principal outstanding of $110,219,000, interest is calculated based on the Export-Import Bank of Korea (KEXIM) plus 0.7% per annum.

For certain of our term loans with a principal outstanding of $4,500,000, the loans bear interest of 6% per annum.

The weighted average rate of interest, including the margin, was 2.9% at June 30, 2015 (December 31, 2014 – 2.8%) for term loan facilities.

The security for each of these credit facilities, except for unsecured loans, are consistent with those described in note 10(d) of the Company’s December 31, 2014 annual consolidated financial statements.

7.	Other long-term liabilities:

	June 30, 2015	December 31, 2014
Long term obligations under capital lease	$354,604	$214,458
Deferred gain on sale-leasebacks	102,751	57,627

Other long-term liabilities	457,355	272,085
Current portion	(32,048)	(18,543)

Other long-term liabilities	$425,307	$253,542

(a)	On March 11, 2015, the Company entered into financing arrangements with Asian special purpose companies, or SPCs, to re-finance three 4500 TEU containerships for total proceeds of $150,000,000. Under the arrangements, the SPCs purchased the three vessels for net proceeds of $50,000,000 per vessel. The Company is leasing the vessels back from the SPCs over a five year term and is required to purchase the vessels for a pre-determined amount at the end of the term. The vessels remain as assets and the lease obligations are recorded as a liability.

(b)	On May 28, 2015, the Company entered into a lease financing arrangement with SPCs for one 14000 TEU newbuilding vessel, the YM Winner, which delivered on June 5, 2015. The lease financing arrangement provided gross financing proceeds of $144,000,000 upon delivery of the vessel. Under the lease financing arrangement, the Company sold the vessel to the SPCs and leased the vessel back from the SPCs over an initial term of 9.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

7.	Other long-term liabilities (continued):

If the purchase option is not exercised, the lease term will be automatically extended for an additional 2.5 years. The Company received gross proceeds of $144,000,000 and recorded a deferred gain of $30,739,000 on the sale-leaseback. The deferred gain is being recorded as a reduction of the related operating lease expense over 12 years, representing the initial lease term of 9.5 years plus the 2.5 year extension.

On March 31, 2015, the MOL Beacon was financed through a similar financing arrangement. The Company received gross proceeds of $110,000,000 and recorded a deferred gain of $19,077,000 on the sale-leaseback. The deferred gain is being recorded as a reduction of the related operating lease expense over 10.5 years, representing the initial lease term of 8.5 years plus the two year extension.

8.	Share capital:

Preferred shares:

At June 30, 2015, the Company had the following preferred shares outstanding:

			Liquidation preference
	Shares		June 30,	December 31,
Series	Authorized	Issued	2015	2014
A	315,000	—	$—	$—
B	260,000	—	—	—
C	40,000,000	13,665,531	341,638	341,638
D	20,000,000	5,105,000	127,625	127,625
E	15,000,000	5,400,000	135,000	135,000
R	1,000,000	—	—	—

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share (“EPS”):

The Company applies the if-converted method to determine the EPS impact for the convertible Series A preferred shares for those periods prior to the conversion of the Series A preferred shares on January 30, 2014. The following is a reconciliation of the numerator and denominator used in the basic and diluted EPS computations.

	Three months ended June 30, 2015			Three months ended June 30, 2014
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$81,356			$20,004
Less preferred share dividends:
Series C	(8,435)			(8,400)
Series D	(2,537)			(2,537)
Series E	(2,784)			(2,784)

Basic EPS:
Earnings attributable to common shareholders	$67,600	99,237,000	$0.68	$6,283	94,791,000	$0.07
Effect of dilutive securities:
Share-based compensation	—	64,000		—	210,000

Diluted EPS:
Earnings attributable to common shareholders	$67,600	99,301,000	$0.68	$6,283	95,001,000	$0.07

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

9.	Earnings per share (continued):

	Six months ended June 30, 2015			Six months ended June 30, 2014
	Earnings (numerator)	Shares (denominator)	Per share amount	Earnings (numerator)	Shares (denominator)	Per share amount
Net earnings	$102,689			$38,032
Less preferred share dividends:
Series A	—			(3,395)
Series C	(16,863)			(16,793)
Series D	(5,074)			(4,963)
Series E	(5,568)			(4,207)

Basic EPS:
Earnings attributable to common shareholders	$75,184	98,606,000	$0.76	$8,674	90,342,000	$0.10
Effect of dilutive securities:
Share-based compensation	—	56,000		—	153,000
Contingent consideration	—	—		—	234,000

Diluted EPS (1):
Earnings attributable to common shareholders	$75,184	98,662,000	$0.76	$8,674	90,729,000	$0.10

(1)	The convertible Series A preferred shares are not included in the computation of diluted EPS because their effects are anti-dilutive for the period the shares were outstanding.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation:

A summary of the Company’s outstanding restricted shares, phantom share units, stock appreciation rights (“SARs”) and restricted stock units as of and for the six months ended June 30, 2015 is presented below:

	Restricted shares		Phantom share units		Stock appreciation rights		Restricted stock units
	Number of shares	W.A. grant date FV	Number of units	W.A. grant date FV	Number of SARs	W.A. grant date FV	Number of units	W.A. grant date FV
December 31, 2014	43,936	$22.57	707,000	$14.77	5,879,416	$2.30	35,076	$23.03
Granted	51,368	18.39	100,000	18.24	—	—	38,142	20.21
Vested	(45,924)	22.39	—	—	—	—	(35,195)	22.01
Exchanged	—	—	(50,000)	13.41	—	—	—	—
Cancelled	(4,433)	18.39	(39,999)	20.02	(2,605)	3.65	(2,341)	23.03

June 30, 2015	44,947	$18.39	717,001	$15.10	5,876,811	$2.30	35,682	$21.02

During the three and six months ended June 30, 2015, the Company recognized $952,000 and $1,714,000, respectively, (June 30, 2014 — $2,656,000 and $4,809,000) in compensation cost related to the above share-based compensation awards.

At June 30, 2015, there was $3,408,000 (December 31, 2014 — $3,041,000) of total unrecognized compensation costs relating to unvested share-based compensation awards which are expected to be recognized over a weighted average period of 15 months.

At June 30, 2015, there are 435,861 (December 31, 2014 — 578,598) shares remaining for issuance under the Company’s Stock Incentive Plan (the “Plan”).

(a)	Restricted shares and phantom share units:

Class A common shares are issued on a one for one basis in exchange for the cancellation of vested restricted shares and phantom share units. The restricted shares generally vest over one year and the phantom share units generally vest over three years. During the three and six months ended June 30, 2015, the fair value of restricted shares vested was $37,000 and $1,028,000, respectively, (June 30, 2014 — nil and $831,000).

As vested outstanding phantom share units are only exchanged for common shares upon written notice from the holders, the phantom share units that are exchanged for common shares may include units that vested in prior periods. At June 30, 2015, 578,667 (December 31, 2014 — 560,334) of the outstanding phantom share units were vested and available for exchange by the holders.

(b)	Restricted stock units:

On June 15, 2015, under the Company’s Cash and Share Bonus Plan, the Company granted a total of 38,142 restricted stock units to eligible participants. The restricted stock units generally vest over three years, in equal one-third amounts on each anniversary date of the date of the grant. The restricted stock units are valued at the market price of the underlying securities on the grant date and the compensation expense, based on the estimated number of awards expected to vest, is recognized over the three-year vesting period. Upon vesting of the restricted stock units, the participant will receive class A common shares.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

10.	Share-based compensation (continued):

(c)	Other share-based awards:

During the three and six months ended June 30, 2015, the Company incurred $3,642,000 and $5,303,000, respectively, (June 30, 2014 – $732,000 and $732,000) in arrangement fees that were primarily capitalized to deferred financing fees of which $1,821,000 and $2,652,000 (June 30, 2014 – $366,000 and $366,000) are settled in Class A common shares.

During the three and six months ended June 30, 2015, the Company incurred $4,901,000 and $5,704,000, respectively, (June 30, 2014 – $2,386,000 and $3,924,000) in transaction fees that were capitalized to vessels of which $2,450,000 and $2,852,000 (June 30, 2014 – $1,193,000 and $1,962,000) are settled in Class A common shares.

During the three and six months ended June 30, 2015, the Company also recognized $150,000 and $300,000 (June 30, 2014 – $150,000 and $300,000) in share-based compensation expenses related to the accrued portion of a performance based bonus that is expected to be settled in stock-based awards in future periods. The number of shares issued under each of these arrangements is based on volume weighted average share prices as defined in the underlying agreements.

11.	Supplemental cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Interest paid	$24,821	$17,966	$48,257	$38,327
Interest received	2,219	204	2,528	285
Undrawn credit facility fee paid	546	573	1,493	1,554
Non-cash transactions:
Long-term debt for vessels under construction	—	99,400	77,625	161,420
Dividends on Series A preferred shares	—	—	—	3,395
Dividend reinvestment	19,607	16,449	36,673	31,124
Loan repayment for vessels under construction	—	19,080	—	29,680
Arrangement and transaction fees	4,836	1,244	5,761	2,881
Fair value of financial instruments	—	—	—	50,278
Capital contribution through loans to affiliate	16,111	8,333	19,444	8,333

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Commitments and contingencies:

(a)	At June 30, 2015, the minimum future revenues to be received on committed time charter party agreements and interest income from sales-type capital leases and direct financing leases are approximately:

Remainder of 2015	$425,987
2016	867,718
2017	810,700
2018	793,120
2019	764,196
Thereafter	2,697,180

$6,358,901

The minimum future revenues are based on 100% utilization, relate to committed time charter party agreements currently in effect and assume no renewals or extensions.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

12.	Commitments and contingencies (continued):

(b)	At June 30, 2015, based on the contractual delivery dates, the Company has outstanding commitments for installment payments for vessels under construction as follows:

Remainder of 2015	$267,831
2016	484,522
2017	218,950

$971,303

(c)	At June 30, 2015, the commitment under operating leases for vessels is $546,879,000 for 2015 to 2027 and office space is $6,967,000 for 2015 to 2019. Total commitments under these leases are as follows:

Remainder of 2015	$26,310
2016	52,982
2017	53,715
2018	53,717
2019	53,653
Thereafter	313,469

$553,846

13.	Concentrations:

The Company’s revenue is derived from the following customers:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
COSCON	$73,624	$75,485	$148,216	$150,142
CSCL Asia	31,209	31,861	61,979	63,315
MOL	27,378	14,078	51,463	28,055
Hapag Lloyd	24,617	18,592	51,504	36,984
K-Line	18,794	18,983	37,368	37,758
Other	23,530	14,874	37,169	25,602

	$199,152	$173,873	$387,699	$341,856

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments:

(a)	Fair value:

The carrying values of cash and cash equivalents, short-term investments, restricted cash, accounts receivable, loans to affiliate and accounts payable and accrued liabilities approximate their fair values because of their short term to maturity. As of June 30, 2015, the fair value of the Company’s revolving and term loan credit facilities is $2,954,308,000 (December 31, 2014 — $2,911,330,000) and the carrying value is $3,005,766,000 (December 31, 2014 — $3,037,419,000). As of June 30, 2015, the fair value of the Company’s other long-term liabilities, excluding deferred gains, is $358,234,000 (December 31, 2014 — $217,134,000) and the carrying value is $354,604,000 (December 31, 2014 — $214,458,000). The fair value of the revolving and term loan credit facilities and other long-term liabilities, excluding deferred gains, are estimated based on expected principal repayments and interest, discounted by relevant forward rates plus a margin appropriate to the credit risk of the Company. Therefore, the Company has categorized the fair value of these financial instruments as Level 3 in the fair value hierarchy.

As of June 30, 2015, the fair value of the Company’s senior unsecured notes is $348,450,000 (December 31, 2014 — $342,240,000) and the carrying value is $345,000,000 (December 31, 2014 — $345,000,000). The fair value of senior unsecured notes is calculated based on a quoted price that is readily and regularly available in an active market. Therefore, the Company has categorized the fair value of these financial instruments as Level 1 in the fair value hierarchy.

The Company’s interest rate derivative financial instruments are re-measured to fair value at the end of each reporting period. The fair values of the interest rate derivative financial instruments have been calculated by discounting the future cash flow of both the fixed rate and variable rate interest rate payments. The discount rate was derived from a yield curve created by nationally recognized financial institutions adjusted for the associated credit risk. The fair values of the interest rate derivative financial instruments are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. Therefore, the Company has categorized the fair value of these derivative financial instruments as Level 2 in the fair value hierarchy.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(b)	Interest rate derivative financial instruments:

As of June 30, 2015, the Company had the following outstanding interest rate derivatives:

Fixed per annum rate swapped for LIBOR	Notional amount as of June 30, 2015	Maximum notional amount (1)	Effective date	Ending date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	257,010	257,010	January 30, 2014	May 31, 2019
5.6000%	168,800	168,800	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	99,500	99,500	August 28, 2009	August 28, 2020
5.2600%	99,500	99,500	July 3, 2006	February 26, 2021	(2)
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	49,800	49,800	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

In addition, the Company has entered into swaption agreements with a bank (Swaption Counterparty B) whereby Swaption Counterparty B has the option to require the Company to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200,000,000 with an effective date of March 2, 2017 and an expiration date of March 2, 2027.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(c)	Foreign exchange derivative instruments:

The Company is exposed to market risk from foreign currency fluctuations. The Company has entered into foreign currency forward contracts to manage Canadian dollar currency fluctuations. At June 30, 2015, the notional amount of the foreign exchange forward contracts is $15,400,000 (December 31, 2014 — $14,200,000) and the fair value liability is $765,000 (December 31, 2014 — $638,000).

Included in short-term investments is $1,719,000 (December 31, 2014 — $1,100,000) of restricted cash held as collateral for these foreign currency forward contracts.

(d)	Fair value of asset and liability derivatives:

The following provides information about the Company’s derivatives:

	June 30,	December 31,
	2015	2014
Fair value of financial instruments asset	$41,123	$37,677
Fair value of financial instruments liability	363,481	395,443

The following provides information about the effect of the master netting agreement:

June 30, 2015	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$41,123	$29,751	$11,372
Derivative liabilities	363,481	29,751	333,730

Net asset (liability)	$(322,358)	$—	$(322,358)

December 31, 2014	Gross amounts of recognized assets and liabilities	Amounts subject to master netting agreement	Net amount
Derivative assets	$37,677	$26,625	$11,052
Derivative liabilities	395,443	26,625	368,818

Net asset (liability)	$(357,766)	$—	$(357,766)

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

14.	Financial instruments (continued):

(d)	Fair value of asset and liability derivatives (continued):

The following table provides information about gains and losses included in net earnings and reclassified from accumulated other comprehensive loss (“AOCL”) into earnings:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Gain (Loss) on derivatives recognized in net earnings:
Change in fair value of financial instruments	$19,480	$(32,960)	$(19,855)	$(69,303)
Loss reclassified from AOCL to net earnings(1)
Interest expense	(845)	(1,123)	(1,717)	(2,315)
Depreciation and amortization	(340)	(215)	(558)	(428)

(1)	The effective portion of changes in unrealized loss on interest rate swaps was recorded in accumulated other comprehensive income until September 30, 2008 when these contracts were de-designated as accounting hedges. The amounts in accumulated other comprehensive income will be recognized in earnings when and where the previously hedged interest is recognized in earnings.

The estimated amount of AOCL expected to be reclassified to net earnings within the next twelve months is approximately $4,427,000.

SEASPAN CORPORATION

Notes to Interim Consolidated Financial Statements

For the three and six months ended June 30, 2015 and 2014

(Unaudited)

(Tabular amounts in thousands of United States dollars, except per share amount and number of shares)

15.	Subsequent events:

(a)	On July 13, 2015, the Company declared quarterly dividends of $0.59375, $0.496875 and $0.515625 per Series C, Series D and Series E preferred share, respectively, representing a total distribution of $13,435,000. The dividends were paid on July 30, 2015 to all shareholders of record on July 29, 2015.

(b)	On July 13, 2015, the Company declared a quarterly dividend of $0.375 per common share. The dividend was paid on July 30, 2015 to all shareholders of record as of July 20, 2015.

ITEM 2 — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Overview

We are a leading independent charter owner and manager of containerships, which we charter primarily pursuant to long-term, fixed-rate time charters with major container liner companies. As of June 30, 2015, we operated a fleet of 82 containerships and have entered into contracts for the purchase of an additional 12 newbuilding containerships which have scheduled delivery dates through May 2017. Ten of these newbuilding containerships will commence operation under long-term, fixed-rate charters upon delivery. We expect to enter into long-term time charter contracts for the remaining newbuilding containerships in the near future. The average age of the 82 vessels in our operating fleet was approximately seven years as of June 30, 2015.

We primarily deploy our vessels on long-term, fixed-rate time charters to take advantage of the stable cash flow and high utilization rates that are typically associated with long-term time charters. As of June 30, 2015, the charters on the 82 vessels in our operating fleet had an average remaining term of approximately five years, excluding the effect of charterers’ options to extend certain time charters.

Customers for our operating fleet as at June 30, 2015 were as follows:

Customers for Current Fleet
COSCON
CSCL Asia
HL USA
Hanjin
Hapag-Lloyd
K-Line
MSC
MOL
OOCL
PIL
Yang Ming Marine

Customers for Additional 10 Vessel Deliveries Subject to Charter Contracts
Maersk
MOL
Other
Yang Ming Marine

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow. Please read “Our Fleet” for more information about our vessels and time charter contracts. Most of our customers’ containership business revenues are derived from the shipment of goods from the Asia Pacific region, primarily China, to various overseas export markets in the United States and in Europe.

Significant Developments

Vessel Deliveries

During the six months ended June 30, 2015, we accepted delivery of one 10000 TEU newbuilding containership, the MOL Beacon, and four 14000 TEU newbuilding containerships, bringing our operating fleet to a total of 82 vessels as of June 30, 2015. The MOL Beacon was constructed at Jiangsu Xinfu and the four 14000 TEU newbuilding vessels were constructed at HHI, in each case using our fuel-efficient SAVER design. The vessel deliveries are summarized below:

Vessel	Vessel Class (TEU)	Length of Time Charter	Charterer	Delivery Date
MOL Beacon	10000	8 years + one 2-year option	MOL	March 2015
YM Wish	14000	10 years + one 2-year option	Yang Ming Marine	April 2015
YM Wellhead	14000	10 years + one 2-year option	Yang Ming Marine	April 2015
YM Winner	14000	10 years + one 2-year option	Yang Ming Marine	June 2015
YM Witness	14000	10 years + one 2-year option	Yang Ming Marine	June 2015

Newbuilding Containership Orders

On April 13, 2015, we entered into contracts with HHIC for the construction of five 11000 TEU newbuilding containerships for an aggregate purchase price of approximately $467.5 million. These five vessels are scheduled for delivery throughout 2017 and each vessel will be on a 17-year charter with a leading operator, at the conclusion of which the operator will purchase each vessel at a pre-determined amount. Pursuant to our right of first refusal agreement with Greater China Intermodal Investments LLC, or GCI, we retained three of the 11000 TEU newbuilding containerships and GCI acquired the remaining two vessels.

On April 27, 2015, we entered into contracts with Jiangsu Xinfu and New Jiangsu for the construction of two 10000 TEU newbuilding containerships for an aggregate purchase price of approximately $186.0 million. These vessels are scheduled for delivery in 2017 and will be constructed using our fuel-efficient SAVER design. Pursuant to our right of first refusal agreement with GCI, we retained one of the 10000 TEU newbuilding containerships and GCI acquired the remaining vessel.

Loan and Lease Facility Transactions

On March 11, 2015, we entered into financing arrangements with Asian special purpose companies to refinance three 4500 TEU containerships for total proceeds of $150.0 million.

On March 24, 2015, we entered into a term loan facility for $115.2 million to finance one 14000 TEU containership. The loan bears interest at LIBOR plus a margin.

On April 10, 2015, we entered into a term loan facility for up to $195.0 million to finance two of our 14000 TEU newbuilding containerships. The facility bears interest at LIBOR plus a margin.

On April 22, 2015, we entered into a 364-day unsecured, revolving loan facility with various banks for up to $200.0 million to be used to fund vessels under construction and for general corporate purposes. The facility bears interest at LIBOR plus a margin.

On April 24, 2015, we entered into a term loan facility for up to $227.5 million to finance one of our 14000 TEU newbuilding containerships and two of our 10000 TEU newbuilding containerships. The facility bears interest at LIBOR plus a margin.

On May 28, 2015, we entered into a lease financing arrangement with special purpose companies, or the SPCs, for one 14000 TEU newbuilding vessel, the YM Winner, which delivered on June 5, 2015. The lease financing arrangement provided gross financing proceeds of $144.0 million upon delivery of the vessel. Under the lease financing arrangement, we sold the vessel to the SPCs and leased the vessel back from the SPCs over an initial term of 9.5 years, with an option to purchase the vessel at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease term will be automatically extended for an additional 2.5 years. The lease financing arrangement provides financing at market rates.

Results of Annual Meeting of Shareholders

We held our Annual Meeting of Shareholders on April 24, 2015, during which we held a vote on separate proposals to (a) amend our articles of incorporation to declassify the board of directors and provide for the annual election of the members of the board of directors, (b) amend our articles of incorporation to increase the size of the board of directors from nine to eleven directors and (c) amend our articles of incorporation and bylaws to reduce the supermajority voting requirements therein from 80% to 66-2/3%. Each of these proposals was approved by our shareholders. Please read “Part II — Other Information — Item 5 — Other Information” for additional information.

Recent Developments

Dividends

On July 13, 2015, our board of directors declared the following cash dividends on our common and preferred shares for a total distribution of $50.6 million:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	April 1, 2015 to June 30, 2015	July 20, 2015	July 30, 2015
Series C preferred shares	SSW PR C	$0.59375	April 30, 2015 to July 29, 2015	July 29, 2015	July 30, 2015
Series D preferred shares	SSW PR D	$0.496875	April 30, 2015 to July 29, 2015	July 29, 2015	July 30, 2015
Series E preferred shares	SSW PR E	$0.515625	April 30, 2015 to July 29, 2015	July 29, 2015	July 30, 2015

Amendment to Shareholder Rights Plan

On July 24, 2015, our board of directors approved an extension of the final expiration date of our Amended and Restated Shareholder Rights Plan Agreement, dated April 19, 2011, or the Rights Agreement, from August 8, 2015 to November 6, 2015. The board approved the extension to provide additional time to consider possible amendments to the Rights Agreement. An amendment to the Rights Agreement extending its term was executed by the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent, and is filed herewith. Other than the extension, all other terms of the Rights Agreement remain unamended.

Our Fleet

Our Current Fleet

The following table summarizes key facts regarding our 82 operating vessels as of June 30, 2015:

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
YM Wish	14000	2015	4/7/15	Yang Ming Marine	10 years + one 2-year option	$46.8
YM Wellhead	14000	2015	4/22/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Winner(1)	14000	2015	6/10/15	Yang Ming Marine	10 years + one 2-year option	46.8
YM Witness	14000	2015	—(2)	—	—	—
COSCO Glory	13100	2011	6/10/11	COSCON	12 years	55.0
COSCO Pride(1)	13100	2011	6/29/11	COSCON	12 years	55.0
COSCO Development	13100	2011	8/10/11	COSCON	12 years	55.0
COSCO Harmony	13100	2011	8/19/11	COSCON	12 years	55.0
COSCO Excellence	13100	2012	3/8/12	COSCON	12 years	55.0
COSCO Faith(1)	13100	2012	3/14/12	COSCON	12 years	55.0
COSCO Hope	13100	2012	4/19/12	COSCON	12 years	55.0

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
COSCO Fortune	13100	2012	4/29/12	COSCON	12 years	55.0
Hanjin Buddha	10000	2014	3/25/14	Hanjin	10 years + one 2-year option	43.0	(3)
Hanjin Namu	10000	2014	6/5/14	Hanjin	10 years + one 2-year option	43.0	(3)
Hanjin Tabul	10000	2014	7/2/14	Hanjin	10 years + one 2-year option	43.0	(3)
MOL Bravo(1)	10000	2014	7/18/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Brightness(1)	10000	2014	10/31/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Breeze(1)	10000	2014	11/14/14	MOL	8 years + one 2-year option	37.5	(4)
MOL Beacon(1)	10000	2015	4/10/15	MOL	8 years + one 2-year option	37.5	(4)
CSCL Zeebrugge	9600	2007	3/15/07	CSCL Asia	12 years	34.5	(5)
CSCL Long Beach	9600	2007	7/6/07	CSCL Asia	12 years	34.5	(5)
CSCL Oceania	8500	2004	12/4/04	CSCL Asia	12 years + one 3-year option	29.8	(6)
CSCL Africa	8500	2005	1/24/05	CSCL Asia	12 years + one 3-year option	29.8	(6)
COSCO Japan	8500	2010	3/9/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Korea	8500	2010	4/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Philippines	8500	2010	4/24/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Malaysia	8500	2010	5/19/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Indonesia	8500	2010	7/5/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Thailand	8500	2010	10/20/10	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Prince Rupert	8500	2011	3/21/11	COSCON	12 years + three 1-year options	42.9	(7)
COSCO Vietnam	8500	2011	4/21/11	COSCON	12 years + three 1-year options	42.9	(7)
MOL Emerald	5100	2009	4/30/09	MOL	12 years	28.9
MOL Eminence	5100	2009	8/31/09	MOL	12 years	28.9
MOL Emissary	5100	2009	11/20/09	MOL	12 years	28.9
MOL Empire	5100	2010	1/8/10	MOL	12 years	28.9
MSC Veronique	4800	1989	11/25/11	MSC	5 years	14.5	(8)
MSC Manu	4800	1988	11/15/11	MSC	5 years	14.5	(8)
MSC Leanne	4800	1989	10/19/11	MSC	5 years	14.5	(8)
MSC Carole	4800	1989	10/12/11	MSC	5 years	14.5	(8)
MOL Excellence	4600	2003	6/13/13	MOL	2 years + one 1-year option(9)	Market rate	(10)
MOL Efficiency	4600	2003	7/4/13	MOL	2 years + one 1-year option(9)	Market rate	(10)
Brotonne Bridge(1)	4500	2010	10/25/10	K-Line	12 years + two 3-year options	34.3	(11)
Brevik Bridge(1)	4500	2011	1/25/11	K-Line	12 years + two 3-year options	34.3	(11)
Bilbao Bridge(1)	4500	2011	1/28/11	K-Line	12 years + two 3-year options	34.3	(11)
Berlin Bridge	4500	2011	5/9/11	K-Line	12 years + two 3-year options	34.3	(11)
Budapest Bridge	4500	2011	8/1/11	K-Line	12 years + two 3-year options	34.3	(11)
Seaspan Hamburg	4250	2001	11/3/13	Hapag-Lloyd	Up to 30 months(12)	Market rate	(10)
Seaspan Chiwan	4250	2001	12/29/13	Hapag-Lloyd	Up to 30 months(12)	Market rate	(10)
Seaspan Ningbo	4250	2002	9/7/13	Hapag-Lloyd	Up to 30 months(12)	Market rate	(10)
Seaspan Dalian	4250	2002	7/17/13	Hapag-Lloyd	Up to 30 months(12)	Market rate	(10)
Seaspan Felixstowe	4250	2002	7/24/13	Hapag-Lloyd	Up to 30 months(12)	Market rate	(10)
CSCL Vancouver	4250	2005	2/16/05	CSCL Asia	12 years	17.0
CSCL Sydney	4250	2005	4/19/05	CSCL Asia	12 years	17.0
CSCL New York	4250	2005	5/26/05	CSCL Asia	12 years	17.0
CSCL Melbourne	4250	2005	8/17/05	CSCL Asia	12 years	17.0
CSCL Brisbane	4250	2005	9/15/05	CSCL Asia	12 years	17.0
New Delhi Express	4250	2005	10/19/05	HL USA	3 years + seven 1- year extensions + two 1-year options(13)(14)	18.0	(15)
Dubai Express	4250	2006	1/3/06	HL USA	3 years + seven 1- year extensions + two 1-year options(13)(14)	18.0	(15)
Jakarta Express	4250	2006	2/21/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(15)
Saigon Express	4250	2006	4/6/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(15)
Lahore Express	4250	2006	7/11/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(15)
Rio Grande Express	4250	2006	10/20/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(15)
Santos Express	4250	2006	11/13/06	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(15)
Rio de Janeiro Express	4250	2007	3/28/07	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(15)
Manila Express	4250	2007	5/23/07	HL USA	3 years + seven 1-year extensions + two 1-year options(13)	18.0	(15)
CSAV Loncomilla	4250	2009	4/28/09	Hapag-Lloyd	7 years(16)	25.9
CSAV Lumaco	4250	2009	5/14/09	Hapag-Lloyd	7 years(16)	25.9
Seaspan Lingue	4250	2010	6/16/15	PIL	Up to 12 months	Market rate	(10)
Seaspan Lebu	4250	2010	4/8/15	Hapag-Lloyd	Up to 12 months	Market rate	(10)
Madinah(1)	4250	2009	11/20/14	OOCL	Up to 12 months	Market rate	(10)
COSCO Fuzhou	3500	2007	3/27/07	COSCON	12 years	19.0
COSCO Yingkou	3500	2007	7/5/07	COSCON	12 years	19.0
CSCL Panama	2500	2008	5/14/08	CSCL Asia	12 years	16.9	(17)
CSCL São Paulo	2500	2008	8/11/08	CSCL Asia	12 years	16.9	(17)

Vessel Name	Vessel Class (TEU)	Year Built	Charter Start Date	Charterer	Length of Charter	Daily Charter Rate
CSCL Montevideo	2500	2008	9/6/08	CSCL Asia	12 years	16.9	(17)
CSCL Lima	2500	2008	10/15/08	CSCL Asia	12 years	16.9	(17)
CSCL Santiago	2500	2008	11/8/08	CSCL Asia	12 years	16.9	(17)
CSCL San Jose	2500	2008	12/1/08	CSCL Asia	12 years	16.9	(17)
CSCL Callao	2500	2009	4/10/09	CSCL Asia	12 years	16.9	(17)
CSCL Manzanillo	2500	2009	9/21/09	CSCL Asia	12 years	16.8	(17)
Guayaquil Bridge	2500	2010	3/8/10	K-Line	10 years	17.9
Calicanto Bridge	2500	2010	5/30/10	K-Line	10 years	17.9

(1)	This vessel is leased pursuant to a lease agreement, which we used to finance the acquisition of the vessel.
(2)	This vessel commenced a 10 year charter with one two-year option with Yang Ming Marine on July 3, 2015.
(3)	Hanjin has an initial charter of 10 years with a charter rate of $43,000 per day for the initial term and $44,500 per day during the two-year option.
(4)	MOL has an initial charter of eight years with a charter rate of $37,500 per day for the initial term and $43,000 per day during the two-year option.
(5)	CSCL Asia has a charter of 12 years with a charter rate of $34,000 per day for the first six years, increasing to $34,500 per day for the second six years.
(6)	CSCL Asia has an initial charter of 12 years with a charter rate of $29,500 per day for the first six years, $29,800 per day for the second six years, and $30,000 per day during the three-year option.
(7)	COSCON has an initial charter of 12 years with a charter rate of $42,900 per day for the initial term and $43,400 per day for the three one-year options.
(8)	MSC has a bareboat charter of five years with a charter rate of $10,000 per day for the first two years, increasing to $14,500 per day after two years. MSC has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms. In addition, we pay a 1.25% commission to a broker on all bareboat charter payments for these charters.
(9)	In July 2015, we agreed to a direct continuation of the time charter at market rates for a minimum of seven months up to a maximum of 10 months where the exact period is at MOL’s option.
(10)	Given that the term of the charter is less than three years (excluding any charterers’ option to extend the term), the vessel is being chartered at current market rates.
(11)	K-Line has an initial charter of 12 years with a charter rate of $34,250 per day for the first six years, increasing to $34,500 per day for the second six years, $37,500 per day for the first three-year option period and $42,500 per day for the second three-year option period.
(12)	On its expiry, this charter shall be extended at market rates for a minimum of 11 months up to a maximum of 18 months, where the exact period is at Hapag-Lloyd’s option.
(13)	For these charters, the initial term was three years, which automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice. HL USA would have been required to pay a fee of approximately $8.0 million to terminate a charter at the end of the initial term. The termination fee declines by $1.0 million per year per vessel in years four through nine. The initial terms of the charters for these vessels have expired and these charters have been automatically extended pursuant to their terms.
(14)	In June 2015, we agreed to a direct continuation of the time charter at market rates for a minimum of 18 months up to a maximum of 24 months, where the exact period is at HL USA’s option. The new rates will be in effect from August 2015 for the New Delhi Express and November 2015 for the Dubai Express.
(15)	HL USA had an initial charter of three years that automatically extends for up to an additional seven years in successive one-year extensions unless HL USA elects to terminate the charters with two years’ prior written notice, with a charter rate of $18,000 per day for the first one-year option remaining, increasing to $18,500 per day for the second one-year option remaining.
(16)	The term of this time charter has been extended to April 2016. Following Hapag-Lloyd’s business combination agreement with Compáñia Sud Americana De Vapores S.A., or CSAV, the time charters were transferred from Norasia Container Lines Limited to Hapag-Lloyd in April 2015 for the CSAV Lumaco and May 2015 for the CSAV Loncomilla.
(17)	CSCL Asia has a charter of 12 years with a charter rate of $16,750 per day for the first six years, increasing to $16,900 per day for the second six years.

New Vessel Contracts

Our primary objective is to continue to grow our business through accretive vessel acquisitions as market conditions allow.

As of June 30, 2015, we had contracted to purchase 12 newbuilding containerships which have scheduled delivery dates through May 2017. These vessels consist of the following:

Vessel	Vessel Class (TEU)	Length of Charter(1)	Charterer	Scheduled Delivery Date	Shipbuilder
Hull No. 2645	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 2647	14000	10 years + one 2-year option	Yang Ming Marine	2015	HHI
Hull No. 1105	10000	5 years + two one-year options	Maersk	2015	New Jiangsu and Jiangsu Xinfu
Hull No. 1106	10000	8 years + one 2-year option	MOL	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1120	10000	5 years + two one-year options	Maersk	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1122	10000	—(2)	—(2)	2016	New Jiangsu and Jiangsu Xinfu
Hull No. 1037	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 1039	14000	10 years + one 2-year option	Yang Ming Marine	2016	CSBC
Hull No. 145	11000	17 years	Other	2017	HHIC
Hull No. 147	11000	17 years	Other	2017	HHIC
Hull No. 153	11000	17 years	Other	2017	HHIC
Hull No. 1169	10000	—(2)	—(2)	2017	New Jiangsu and Jiangsu Xinfu

(1)	Each charter is scheduled to begin upon delivery of the vessel to the charterer.
(2)	We expect to enter into a long-term charter for this vessel in the near future.

The following table indicates the estimated number of owned, leased and managed vessels in our fleet based on scheduled delivery dates as of June 30, 2015:

	Six Months Ended June 30, 2015	Scheduled for the Year Ended December 31,
		2015	2016	2017
Owned and leased vessels, beginning of year	77	77	85	86
Deliveries	5	8	5	4
Contractual sale(1)	—	—	(4)	—

Total, end of period	82	85	86	90
Managed vessels, beginning of year	5	5	15	20
Deliveries	6	10	5	4

Total, end of period	11	15	20	24
Total Fleet	93	100	106	114
Total Capacity (TEU)	647,500	733,500	834,300	919,300

(1)	Relates to four 4800 TEU vessels that commenced five-year bareboat charters in 2011. The charterer has agreed to purchase the vessels for $5.0 million each at the end of the five-year bareboat charter terms.

Three and Six Months Ended June 30, 2015 Compared with Three and Six Months Ended June 30, 2014

The following is a discussion of our financial condition and results of operations for the three and six months ended June 30, 2015 and 2014. The following provides information about our fleet as of June 30, 2015, and excludes vessels that are managed for third parties, unless otherwise indicated:

Number of vessels in operation	82
Average age of fleet	7 years
TEU capacity	540,300
Average remaining initial term on outstanding charters	5 years

At the beginning of 2015, we had 77 vessels in operation. We accepted delivery of five newbuilding vessels during the six months ended June 30, 2015, bringing our fleet to a total of 82 vessels in operation as at June 30, 2015. Revenue from time charters is determined primarily by the number of operating days, and ship operating expense is determined primarily by the number of ownership days.

	Three Months Ended June 30,		Increase		Six Months Ended June 30,		Increase
	2015	2014	Days	%	2015	2014	Days	%
Operating days	6,762	6,168	594	9.6%	13,262	12,137	1,125	9.3%
Ownership days	6,901	6,214	687	11.1%	13,471	12,251	1,220	10.0%

Our vessel utilization by quarter and for the six months ended June 30, 2015 and 2014 is as follows:

	First Quarter		Second Quarter		Year to Date – June 30,
	2015	2014	2015	2014	2015	2014
Vessel utilization:
Ownership Days	6,570	6,037	6,901	6,214	13,471	12,251
Less Off-hire Days:
Scheduled 5-Year Survey	(49)	(10)	(66)	(43)	(115)	(53)
Unscheduled Off-hire(1)	(21)	(58)	(73)	(3)	(94)	(61)

Operating Days	6,500	5,969	6,762	6,168	13,262	12,137

Vessel Utilization	98.9%	98.9%	98.0%	99.3%	98.4%	99.1%

(1)	Unscheduled off-hire includes days related to vessels off-charter.

Our consolidated financial results for the three and six months ended June 30, 2015 and 2014 are summarized below:

Financial Summary (in millions of USD)	Three Months Ended June 30,		Change		Six Months Ended June 30,		Change
	2015	2014	$	%	2015	2014	$	%
Revenue	$199.2	$173.9	$25.3	14.5%	$387.7	$341.9	$45.8	13.4%
Ship operating expense	49.3	41.1	8.2	20.0%	93.9	82.3	11.5	14.0%
Depreciation and amortization expense	52.4	44.6	7.7	17.4%	99.0	88.3	10.6	12.0%
General and administrative expense	6.4	7.5	(1.1)	(14.7)%	13.2	15.5	(2.3)	(15.1)%
Operating lease expense	8.6	1.1	7.5	673.9%	14.7	2.2	12.5	566.1%
Interest expense	24.8	23.0	1.8	7.8%	46.7	40.6	6.1	15.0%
Amortization of deferred charges	3.5	2.5	1.0	41.8%	6.6	4.5	2.1	47.6%
Refinancing expenses and costs	1.2	2.8	(1.7)	(59.2)%	2.3	2.8	(0.5)	(18.4)%
Change in fair value of financial instruments (gain)/loss	(19.5)	33.0	(52.4)	(159.1)%	19.9	69.3	(49.4)	(71.4)%

Revenue

Revenue increased by 14.5% to $199.2 million and 13.4% to $387.7 million for the three and six months ended June 30, 2015, over the same periods in 2014. These increases were primarily due to the delivery of six vessels in 2014 and four vessels that began time charters during the three months ended June 30, 2015. These increases were partially offset by lower charter rates for vessels which were on short-term charters and an increase in unscheduled and scheduled off-hire during the three and six months ended June 30, 2015, respectively.

The increases in operating days and the related financial impact thereof for the three and six months ended June 30, 2015, respectively, relative to the same periods in 2014, are attributable to the following:

	Three Months Ended June 30, 2015		Six Months Ended June 30, 2015
	Operating Days Impact	$ Impact (in millions)	Operating Days Impact	$ Impact (in millions)
2015 vessel deliveries	258	$11.3	258	$11.3
Full period contribution for 2014 vessel deliveries	429	16.9	962	38.4
Change in daily charter hire rate and re-charters	—	(1.5)	—	(1.6)
Scheduled off-hire	(23)	(1.0)	(62)	(1.7)
Unscheduled off-hire	(70)	(2.0)	(33)	(1.8)
Vessel management revenue	—	0.4	—	0.4
Supervision fee revenue	—	1.3	—	1.3
Other	—	(0.1)	—	(0.5)

Total	594	$25.3	1,125	$45.8

Vessel utilization was 98.0% and 98.4% for the three and six months ended June 30, 2015, respectively, compared to 99.3% and 99.1% for the same periods in 2014.

The decrease in vessel utilization for the six months ended June 30, 2015, compared to the same period in 2014, was primarily due to a 62-day increase in scheduled off-hire and a 33-day increase in unscheduled off-hire. In the six months ended June 30, 2015, we completed 11 scheduled dry-dockings that resulted in 115 days of scheduled off-hire, compared to 53 days of scheduled off-hire in the same period of 2014. During the six months ended June 30, 2015, there were 94 days of unscheduled off-hire, which included 38 off-charter days, compared to 61 days of unscheduled off-hire, which included 50 off-charter days, in the same period of 2014.

We completed dry-dockings for the following 11 vessels during the three and six months ended June 30, 2015:

Vessel	Completed
CSCL Vancouver	Q1
CSCL Sydney	Q1
Seaspan Lebu	Q1
Guayaquil Bridge	Q1
CSCL New York	Q2
CSCL Melbourne	Q2
Calicanto Bridge	Q2
COSCO Malaysia	Q2
COSCO Japan	Q2
COSCO Philippines	Q2
Seaspan Lingue(1)	Q2

(1)	Dry-docking for this vessel was completed in between its time charters.

During the remainder of 2015, we expect 10 vessels to undergo their scheduled dry-docking.

Our cumulative vessel utilization since our initial public offering in August 2005 through June 30, 2015 was approximately 98.9% or 99.3% if the impact of off-charter days is excluded.

Ship Operating Expense

Ship operating expense increased by 20.0% to $49.3 million and 14.0% to $93.9 million for the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, due primarily to 11.1% and 10.0% increases in ownership days for the three and six months ended June 30, 2015, respectively. The increases in ownership days are due to the delivery of six 10000 TEU vessels in 2014 and five vessel deliveries in the first six months of 2015. We also purchased more stores and spares and incurred higher repair and maintenance expense for our older vessels. We expect ship operating expense to increase as our fleet expands and ages and as the average size of our vessels increases.

Depreciation and Amortization Expense

Depreciation and amortization expense increased by 17.4% to $52.4 million and by 12.0% to $99.0 million for the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014, primarily due to the increase in the size of the fleet from the vessels delivered in 2014 and 2015 and the write-off of replaced vessel equipment.

General and Administrative Expense

General and administrative expense decreased by 14.7% to $6.4 million and by 15.1% to $13.2 million for the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014. The decreases were primarily due reductions in non-cash stock-based compensation expense of $1.2 million and $2.9 million for the three and six months ended June 30, 2015, respectively, which related to grants of share appreciation rights that were fully expensed by December 31, 2014. These decreases were partially offset by increases in other non-cash stock-based compensation of $0.3 million and $0.6 million for the three and six months ended June 30, 2015, respectively. For the three months ended June 30, 2015, general corporate expenses also decreased by $0.2 million.

Operating Lease Expense

Operating lease expense increased to $8.6 million and $14.7 million for the three and six months ended June 30, 2015, respectively, from $1.1 million and $2.2 million in the same periods in 2014. The increases were due to the purchase of four 10000 TEU vessels in 2014 and one 14000 TEU vessel in 2015 that were financed through new lease financing arrangements. Under these lease financing arrangements, we sold the vessels to the SPCs and are leasing the vessels back over an initial term of approximately 8.5 or 9.5 years, with an option to purchase the vessels at the end of the lease term for a pre-determined fair value purchase price. If the purchase option is not exercised, the lease terms will be automatically extended for an additional 2 or 2.5 years. The sale of these five vessels resulted in a deferred gain totaling $107.5 million, which is being recorded as a reduction of operating lease expense over 10.5 years or 12 years, representing the initial lease term plus extensions.

Interest Expense

The following table summarizes our borrowings:

(in millions of USD)	June 30,		Change
	2015	2014	$	%
Long-term debt	$3,350.8	$3,307.9	$42.9	1.3%
Other long-term liabilities, excluding deferred gains	354.6	591.0	(236.4)	(40.0)%

Total borrowings	3,705.4	3,898.9	(193.5)	(5.0)%
Less: Vessels under construction	(211.5)	(277.4)	65.9	(23.8)%

Operating borrowings	$3,493.9	$3,621.5	$(127.6)	(3.5)%

Interest expense is comprised primarily of interest incurred on long-term debt and other long-term liabilities, excluding deferred gains, relating to operating vessels at either the variable rate calculated by reference to LIBOR plus the applicable margin or at fixed rates. Interest expense also includes a non-cash reclassification of amounts from accumulated other comprehensive loss related to previously designated hedging relationships. Interest incurred on long-term debt and other long-term liabilities for our vessels under construction is capitalized to the cost of the respective vessels under construction.

Interest expense increased by $1.8 million to $24.8 million and by $6.1 million to $46.7 million for the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014. The increase for the three months ended June 30, 2015 was primarily due to the increase in the size of the fleet from the vessels that delivered in 2014 and 2015, as the interest incurred on these vessels in the comparable period was previously capitalized to the vessels under construction. This increase was partially offset by the termination of the lease financing structure related to five 4500 TEU vessels which were refinanced in December 2014 and March 2015 and net repayments made on operating borrowings.

The increase for the six months ended June 30, 2015, was primarily due to the vessels that delivered in 2014 and 2015. In addition, our cost of borrowings increased due to the fixed rate senior unsecured notes that were issued in April 2014, or our Notes, which have a higher interest rate than our other borrowings, and certain term loans which have higher margins than the facilities outstanding in the comparative period. This increase was partially offset by the repayment of a fixed-rate term loan in the second quarter of 2014 with a higher interest rate relative to our other borrowings and the termination of the lease financing structure related to the five 4500 TEU vessels.

Although we have entered into fixed interest rate swaps for much of our variable rate debt, the difference between the variable interest rate and the swapped fixed-rate on operating debt is recorded in our change in fair value of financial instruments rather than in interest expense.

Amortization of Deferred Charges

During the three and six months ended June 30, 2015, amortization of deferred charges relating to our financing fees increased to $3.5 million and $6.6 million, respectively, from $2.5 million and $4.5 million in the same periods of 2014, primarily due to amortization of financing fees associated with new facilities entered into in 2014 and 2015. Financing fees on credit facilities and leases are deferred and amortized using the effective interest rate method over the term of the facility based on amounts available under the facility or over the term of the underlying obligation. To the extent that the amortization of the deferred financing fees related to our operating credit facilities, the amortization is expensed while the amortization of the deferred financing fees relating to our construction facilities is capitalized to the related vessels under construction.

Refinancing Expenses

Refinancing expenses decreased by $1.7 million to $1.2 million and by $0.5 million to $2.3 million for the three and six months ended June 30, 2015, respectively, compared to the same periods in 2014. During the three and six months ended June 30, 2015, respectively, we wrote-off deferred financing fees related to the termination of a term loan. In the comparable periods of 2014, we wrote-off the deferred financing fees related to the repayment of a fixed-rate loan.

Change in Fair Value of Financial Instruments

The change in fair value of financial instruments resulted in a gain of $19.5 million and a loss of $19.9 million for the three and six months ended June 30, 2015, respectively, compared to losses of $33.0 million and $69.3 million for the same periods in 2014. The gain of $19.5 million for the three months ended June 30, 2015 was primarily due to increases in the forward LIBOR curve. The loss of $19.9 million for the six months ended June 30, 2015 was due primarily to the effect of the passage of time.

The fair value of interest rate swap and swaption agreements is subject to change based on our company-specific credit risk and that of the counterparty included in the discount factor and the interest rate implied by the current swap curve, including its relative steepness. In determining the fair value, these factors are based on current information available to us. These factors are expected to change through the life of the instruments, causing the fair value to fluctuate significantly due to the large notional amounts and long-term nature of our derivative instruments. As these factors may change, the fair value of the instruments is an estimate and may deviate significantly from the actual cash settlements realized over the term of the instruments. Our valuation techniques have not changed and remain consistent with those followed by other valuation practitioners.

The fair value of our interest rate swaps is most significantly impacted by changes in the yield curve. Based on the current notional amount and tenor of our interest rate swap portfolio, a one percent parallel shift in the overall yield curve would be expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $85.0 million. Actual changes in the yield curve are not expected to occur equally at all points and changes to the curve may be isolated to periods of time. This steepening or flattening of the yield curve may result in greater or lesser changes to the fair value of our financial instruments in a particular period than would occur had the entire yield curve changed equally at all points.

The fair value of our interest rate swaps is also impacted by changes in our company-specific credit risk included in the discount factor. We discount our derivative instruments with reference to publicly-traded bond yields for our comparator group in the shipping industry and composite Bloomberg industry yield curves. Based on the current notional amount and tenor of our swap portfolio, a one percent change in the discount factor is expected to result in a change in the fair value of our interest rate swaps and swaptions of approximately $9.0 million.

All of our interest rate swap agreements and our swaption agreements were marked-to-market with all changes in the fair value of these instruments recorded in “Change in fair value of financial instruments” in the Statement of Operations.

Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our 2014 Annual Report for additional information.

Liquidity and Capital Resources

Liquidity

At June 30, 2015, our cash and cash equivalents and short-term investments totaled $277.2 million. Our primary short-term liquidity needs are to fund our operating expenses, debt repayments, lease payments, payment of our quarterly dividends and the purchase of the containerships we have contracted to build. Our medium-term liquidity needs primarily relate to the purchase of the containerships we have contracted to build, debt repayments, lease payments, open market repurchases of common shares and the potential redemption of our Series C preferred shares. The Series C preferred shares carry an annual dividend rate of 9.5% per $25 of liquidation preference per share, which is subject to increase if, among other things, we do not redeem the shares in whole by January 30, 2017. The Series C preferred shares are redeemable by us at any time on or after January 30, 2016. Our long-term liquidity needs primarily relate to potential future vessel acquisitions, debt repayments and lease payments, open market repurchases of common shares, the future potential redemption of our Series D and Series E preferred shares and our Notes. The Series D preferred shares carry an annual dividend rate of 7.95% per $25 of liquidation preference per share and the Series D preferred shares are redeemable by us at any time on or after January 30, 2018. The Series E preferred shares carry an annual dividend rate of 8.25% per $25 of liquidation preference per share and the Series E preferred shares are redeemable by us at any time on or after February 13, 2019.

We anticipate that our primary sources of funds for our short and medium-term liquidity needs will be our committed credit facilities, new credit facilities, new lease facilities, additional equity offerings as well as our cash from operations, while our long-term sources of funds will be from cash from operations and debt or equity financings. As of June 30, 2015, the estimated remaining installments on the 12 vessels we had contracted to purchase was approximately $1.0 billion, which we expect to fund primarily from our existing and future credit facilities, future lease facilities, cash from operations and proceeds from preferred share offerings. Future debt or equity issuances may be considered for growth.

The following table summarizes our long-term debt and lease obligations as of June 30, 2015:

	Amount Outstanding(1)	Amount Committed	Amount Available
	(in millions of USD)	(in millions of USD)	(in millions of USD)
Long-Term Debt
Revolving credit facilities(2)	$1,135.8	$1,315.8	$180.0
Term loan credit facilities	1,870.0	2,375.4	505.4
Senior unsecured notes	345.0	345.0	—

Total Long-Term Debt	3,350.8	4,036.2	685.4

Lease Facilities
COSCO Faith – 13100 TEU vessel (non-recourse to Seaspan Corporation)	87.3	87.3	—
COSCO Pride – 13100 TEU vessel (non-recourse to Seaspan Corporation)	119.9	119.9	—
Leases for three 4500 TEU vessels	147.4	147.4	—

Total Lease Facilities	354.6	354.6	—

Total Long-Term Debt and Lease Facilities(3)	$3,705.4	$4,390.8	$685.4

(1)	Includes amounts owed by wholly-owned subsidiaries of Seaspan Corporation which are non-recourse to Seaspan Corporation.
(2)	Includes a $5.0 million line of credit which was undrawn as at June 30, 2015.
(3)	At June 30, 2015 our operating borrowings were $3.5 billion (December 31, 2014 — $3.3 billion). The remaining amount of our borrowings related to the construction of newbuilding vessels.

Our Credit Facilities

We primarily use our credit facilities to finance the construction and acquisition of vessels. As of June 30, 2015, our credit facilities are, or will be upon vessel delivery, secured by first-priority mortgages granted on 74 of our vessels, together with other related security, such as assignments of shipbuilding contracts and refund guarantees for the vessels, assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

As of June 30, 2015, our revolving credit facilities, term loans and our Notes provided for borrowings of up to approximately $4.0 billion, of which approximately $3.4 billion was outstanding and $0.7 billion was available to be drawn by us. Interest payments on the revolving credit facilities are based on LIBOR plus margins, which ranged between 0.5% and 1.3% as of June 30, 2015. We may prepay certain loans under our revolving credit facilities without penalty, other than breakage costs and opportunity costs in certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, such as the sale or loss of a vessel where we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may be re-borrowed, subject to certain conditions.

Interest payments on our term loans, excluding one term loan of $4.5 million, are based on either LIBOR plus margins, and margins ranged between 0.4% and 4.8% as of June 30, 2015, or, for a portion of one of our term loans, the commercial interest reference rate of KEXIM plus a margin, which was 0.7% as of June 30, 2015. We may prepay all term loans without penalty, other than breakage costs in certain circumstances and in one case a prepayment fee under certain circumstances. We are required to prepay a portion of the outstanding loans under certain circumstances, including the sale or loss of a vessel if we do not substitute another appropriate vessel. Amounts prepaid in accordance with these provisions may not be re-borrowed.

Our Notes

Our Notes mature on April 30, 2019 and bear interest at a fixed rate of 6.375% per year, payable quarterly in arrears. In the event of certain changes in withholding taxes, at our option, we may redeem our Notes in whole, but not in part, at a redemption price equal to 100% of the outstanding principal amount, plus accrued and unpaid interest, if any.

Our Lease Facilities

We use our lease facilities to finance the construction and acquisition of vessels. Our lease facilities, which do not include our operating leases, are provided by bank financial leasing owners who own our five leased vessels.

These banks are also granted other related security, such as assignments of time charters and earnings for the vessels, assignments of insurances for the vessels and assignments of management agreements for the vessels.

At June 30, 2015, we had lease obligations of approximately $354.6 million. Under our lease agreements, subject to payment of a termination fee in certain circumstances, we may voluntarily terminate a lease agreement. We are also required to prepay rental amounts, broken funding costs and other costs to the lessor in certain circumstances.

For additional information about our credit and lease facilities, including, among other things, a description of certain related covenants, please read “Item 5. Operating and Financial Review and Prospects—C. Liquidity and Capital Resources” in our 2014 Annual Report.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

(in thousands of USD)	Three Months Ended June 30,		Six Months Ended June 30,
	2015	2014	2015	2014
Net cash flows from operating activities	$91,994	$82,730	$156,363	$157,843
Net cash flows from (used) in financing activities	56,522	149,253	212,152	(43,610)
Net cash flows used in investing activities	(227,680)	(233,382)	(306,073)	(304,662)

Operating Cash Flows

Net cash flows from operating activities were $92.0 million and $156.4 million for the three and six months ended June 30, 2015, respectively, an increase of $9.3 million and a decrease of $1.5 million compared to the same periods in 2014.

The increase in net cash flows from operating activities for the three months ended June 30, 2015, compared to the same period in 2014, was primarily due to an increase in cash related to working capital of $5.0 million and an increase in net earnings, excluding non-cash items of $4.3 million. The increase in cash related to working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue, partially offset by an increase in ship operating expense, operating lease expenses and interest expense. For further discussion of changes in revenue and expenses, please read “— Three and Six Months Ended June 30, 2015 Compared with Three and Six Months Ended June 30, 2014”.

The decrease in net cash flows from operating activities for the six months ended June 30, 2015, compared to the same period in 2014, was primarily due to a decrease in cash related to working capital of $21.7 million, partially offset by an increase in net earnings, excluding non-cash items of $20.2 million. The decrease in cash related to working capital resulted primarily from non-cash timing differences, which are in the normal course of our operations. The increase in net earnings, excluding non-cash items, was primarily due to an increase in revenue, partially offset by an increase in ship operating expense, operating lease expenses and interest expense. For further discussion of changes in revenue and expenses, please read “— Three and Six Months Ended June 30, 2015 Compared with Three and Six Months Ended June 30, 2014”.

Financing Cash Flows

Net cash flows from financing activities were $56.5 million and $212.2 million for the three and six months ended June 30, 2015, respectively, a decrease in cash from financing of $92.7 million and an increase in cash from financing of $255.8 million, compared to the same periods in 2014.

The decrease in cash from financing activities for the three months ended June 30, 2015, compared to the cash used in the same period of 2014, was primarily due to lower proceeds from financings and higher repayments on our credit facilities. In addition, dividend payments increased on our common and preferred shares. Dividends on our common shares increased by $1.3 million due to an increase in our common share dividend from $0.345 per share to $0.375 per share. We also paid $0.4 million more in preferred share dividends, primarily due to the issuance of 5.4 million Series E preferred shares in February 2014. These decreases were partially offset by proceeds from the sale leaseback of one vessel and higher draws on credit facilities.

The increase in cash from financing activities for the six months ended June 30, 2015, compared to the cash used in the same period of 2014, was primarily due to lower repayments of credit facilities, proceeds from the sale leaseback of two vessels and the refinancing of three 4500 TEU vessels. These increases were partially offset by a reduction in financings from preferred share offerings and issuance of Notes, neither of which occurred in the first half of 2015. In addition, the dividend payments increased on our common and preferred shares. Dividends on our common shares increased by $3.3 million due to an increase in our common share dividend from $0.345 per share to $0.375 per share. We also paid $3.3 million more in preferred share dividends, primarily due to the issuance of 5.4 million Series E preferred shares in February 2014.

Investing Cash Flows

Net cash flows used in investing activities were $227.7 million and $306.1 million for the three and six months ended June 30, 2015, respectively, a decrease in cash used of $5.7 million and an increase in cash used of $1.4 million, compared to the same periods in 2014.

The changes in cash used for the three and six months ended June 30, 2015, respectively, were primarily due to repayments by GCI of $165.6 million and $183.4 million, a decrease in loans made to GCI of $64.4 million and $41.5 million and a decrease of $71.4 million and $59.7 million in net purchases of short-term investments, partially offset by an increase in vessel expenditures of $298.5 million and $289.1 million.

Ongoing Capital Expenditures and Dividends

Ongoing Capital Expenditures

The average age of the vessels in our operating fleet is approximately seven years. Capital expenditures primarily relate to our regularly scheduled dry-dockings. During the three and six months ended June 30, 2015 we completed seven and 11 dry-dockings, respectively. During the six months ended June 30, 2015, seven vessels completed their five-year dry-docking and four vessels completed their 10-year dry-docking. For the remainder of 2015, we expect seven vessels to undergo their five-year dry-docking, and three vessels to undergo their 10-year or end of charter dry-docking.

We must make substantial capital expenditures over the long-term to preserve our capital base, which is comprised of our net assets, in order to continue to refinance our indebtedness and to maintain our dividends. We will likely need to retain additional funds at some time in the future to provide reasonable assurance of maintaining our capital base over the long-term. We believe it is not possible to determine now, with any reasonable degree of certainty, how much of our operating cash flow we should retain in our business and when it should be retained to preserve our capital base. Factors that will impact our decisions regarding the amount of funds to be retained in our business to preserve our capital base, include the following:

•	the remaining lives of our vessels;

•	the returns that we generate on our retained cash flow, which will depend on the economic terms of any future acquisitions and charters, which are currently unknown;

•	future market charter rates for our vessels, particularly when they come off charter, which are currently unknown;

•	our future operating and interest costs;

•	future operating and financing costs are unknown and we use forward currency contracts and interest rate swaps to manage certain currency and interest rate risks;

•	our future refinancing requirements and alternatives and conditions in the relevant financing and capital markets at that time;

•	capital expenditures to comply with environmental regulations; and

•	unanticipated future events and other contingencies.

Please read “Item 3. Key Information—D. Risk Factors” in our 2014 Annual Report for factors that may affect our future capital expenditures and results.

Dividends

The following table reflects dividends paid or accrued by us for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands of USD, except per share amounts)	2015	2014	2015	2014
Dividends on Class A common shares
Declared, per share	$0.3750	$0.3450	$0.7200	$0.6575
Paid in cash	17,117	15,814	33,428	30,132
Reinvested in common shares through a dividend reinvestment plan	19,607	16,449	36,673	31,124

	$36,724	$32,263	$70,101	$61,256

Dividends on preferred shares
Series A, accrued (1)	$—	$—	$—	$3,395

Series C, paid in cash	$8,114	$8,114	$16,228	$16,228

Series D, paid in cash	$2,537	$2,537	$5,074	$5,074

Series E, paid in cash	$2,784	$2,382	$5,568	$2,382

(1)	On January 30, 2014, our Series A preferred shares automatically converted into a total of 23,177,175 Class A common shares.

On July 13, 2015, our board of directors declared the following cash dividends on our common and preferred shares:

Security	Ticker	Dividend per Share	Period	Record Date	Payment Date
Class A common shares	SSW	$0.375	April 1, 2015 to June 30, 2015	July 20, 2015	July 30, 2015
Series C preferred shares	SSW PR C	$0.59375	April 30, 2015 to July 29, 2015	July 29, 2015	July 30, 2015
Series D preferred shares	SSW PR D	$0.496875	April 30, 2015 to July 29, 2015	July 29, 2015	July 30, 2015
Series E preferred shares	SSW PR E	$0.515625	April 30, 2015 to July 29, 2015	July 29, 2015	July 30, 2015

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. Our estimates affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For more information about our critical accounting estimates, please read “Item 5. Operating and Financial Review and Prospects—D. Critical Accounting Policies and Estimates” in our 2014 Annual Report.

Recent Accounting Developments

In July 2015, the Financial Accounting Standards Board, or the FASB, delayed the effective date of Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, by one year. Reporting entities may choose to adopt the standard as of the original effective date. The FASB decided, based on its outreach to various stakeholders and the forthcoming amendments to ASU 2014-09, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. ASU 2014-09 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs, as part of its simplification initiative. ASU 2015-03 changes the presentation of debt issuance costs in financial statements such that an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. ASU 2015-03 is effective for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, “Consolidation – Amendments to the Consolidation Analysis”. ASU 2015-02 changes the evaluation of whether limited partnerships, and similar legal entities, are variable interest entities, or VIEs, and eliminates the presumption that a general partner should consolidate a limited partnership that is a voting interest entity. The new guidance also alters the analysis for determining when fees paid to a decision maker or service provider represent a variable interest in a VIE and how interests of related parties affect the primary beneficiary determination. ASU 2015-02 is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2015. The new standard allows early adoption, including early adoption in an interim period. We are currently evaluating the new guidance to determine the impact it will have on our consolidated financial statements.

Off-Balance Sheet Arrangements

At June 30, 2015, we had no off-balance sheet arrangements.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the quarter ended June 30, 2015, contains certain “forward-looking statements” (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning our operations, cash flows, and financial position, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, “projects”, “forecasts”, “will”, “may”, “potential”, “should” and similar expressions are forward-looking statements. These forward-looking statements represent our estimates and assumptions only at the date of this Report and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this Report. These statements include, but are not limited to:

•	future operating or financial results;

•	future growth prospects;

•	our business strategy and other plans and objectives for future operations;

•	our expectations relating to dividend payments and our ability to make such payments;

•	future dividends, including the amount and timing of payment thereof for the remaining two quarters of 2015;

•	potential acquisitions, vessel financing arrangements and other investments, our primary sources of funds for our short and medium-term liquidity needs, and our expected benefits from such transactions, including any acquisition or construction opportunities, vessel financing arrangements and related benefits relating to our venture with GCI;

•	future time charters and vessel deliveries;

•	estimated future capital expenditures needed to preserve our capital base, our expectations regarding future dry-docking and operating expenses, including ship operating expense and general and administrative expenses;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, the delivery dates of new vessels, the commencement of service of new vessels under long-term time charter contracts and the useful lives of our vessels;

•	our expectations as to any impairment of our vessels; and

•	the future valuation of goodwill.

Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenue, operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to:

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to borrow funds under our credit facilities, to refinance our existing facilities and to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our continued ability to maintain, enter into or renew primarily long-term, fixed-rate time charters with our existing customers or new customers, including two of our 10000 TEU newbuilding containerships;

•	the potential for early termination of long-term contracts and our potential inability to enter into, renew or replace long-term contracts;

•	conditions in the public equity market and the price of our shares;

•	our ability to leverage to our advantage our relationships and reputation in the containership industry;

•	changes in governmental rules and regulations or actions taken by regulatory authorities, and the effect of governmental regulations on our business;

•	the financial condition of our shipbuilders, customers, lenders, refund guarantors and other counterparties and their ability to perform their obligations under their agreements with us;

•	the economic downturn and crisis in the global financial markets and potential negative effects of any recurrence of such disruptions on our customers’ ability to charter our vessels and pay for our services;

•	taxation of our company and of distributions to our shareholders;

•	our exemption from tax on our U.S. source international transportation income;

•	potential liability from future litigation; and

•	other factors detailed in this Report and from time to time in our periodic reports.

Forward-looking statements in this Report are estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including, but not limited to, those set forth in “Item 3. Key Information—D. Risk Factors” in our 2014 Annual Report.

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our securities. You should carefully review and consider the various disclosures included in this Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

ITEM 3 — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates and foreign currency fluctuations. We use interest rate swaps to manage interest rate price risks and we have entered into foreign currency forward contracts to manage foreign currency fluctuations. We do not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

As of June 30, 2015, our variable-rate credit facilities totaled $2.9 billion, of which we had entered into interest rate swap and swaption agreements to fix the rates on a notional principal amount of $2.0 billion. These interest rate swaps and swaptions have a fair value of $41.1 million in our favor and $362.7 million in the counterparties’ favor.

The tables below provide information about our financial instruments at June 30, 2015 that are sensitive to changes in interest rates. In addition to the disclosures in this interim report, please read notes 10 and 11 to our consolidated financial statements included in our 2014 Annual Report, which provide additional information with respect to our existing credit and lease facilities.

	Principal Payment Dates
(in thousands of USD)	Remainder of 2015	2016	2017	2018	2019	Thereafter
Credit Facilities(1):	$100,741	$231,564	$267,441	$212,286	$556,511	$1,522,504
Lease Facilities(2):	$5,626	$15,419	$16,408	$17,484	$18,587	$133,678
Operating Leases(3):	$25,142	$50,877	$51,660	$52,453	$53,278	$313,469

(1)	Represents principal payments on amounts drawn on our credit facilities that bear interest at variable rates. We have entered into interest rate swap agreements under certain of our credit facilities to swap the variable interest rates for fixed interest rates. For the purposes of this table, principal payments are determined based on contractual repayments in commitment reduction schedules for each related facility.
(2)	Represents payments, excluding amounts representing interest payments, on amounts drawn on our lease facilities that bear interest at variable rates.
(3)	Represents payments under our operating leases for certain vessels that we have entered into sale-leaseback transactions where the lease term commenced upon delivery of the vessels. These operating leases include interest payments based on variable rates.

As of June 30, 2015, we had the following interest rate swaps outstanding:

Fixed Per Annum Rate Swapped for LIBOR	Notional Amount as of June 30, 2015 (in thousands of USD)	Maximum Notional Amount(1) (in thousands of USD)	Effective Date	Ending Date
5.6400%	$714,500	$714,500	August 31, 2007	August 31, 2017	(2)
5.4200%	438,462	438,462	September 6, 2007	May 31, 2024
5.9450%	257,010	257,010	January 30, 2014	May 31, 2019
5.6000%	168,800	168,800	June 23, 2010	December 23, 2021	(2)
5.0275%	111,000	111,000	May 31, 2007	September 30, 2015
5.5950%	99,500	99,500	August 28, 2009	August 28, 2020
5.2600%	99,500	99,500	July 3, 2006	February 26, 2021
5.2000%	80,640	80,640	December 18, 2006	October 2, 2015
5.4975%	49,800	49,800	July 31, 2012	July 31, 2019
5.1700%	24,000	24,000	April 30, 2007	May 29, 2020
5.8700%	—	620,390	August 31, 2017	November 28, 2025

(1)	Over the term of the interest rate swaps, the notional amounts increase and decrease. These amounts represent the peak notional amount over the remaining term of the swap.
(2)	Prospectively de-designated as an accounting hedge in 2008.

In addition, we have entered into swaption agreements with a bank, or Swaption Counterparty B, whereby Swaption Counterparty B has the option to require us to enter into interest rate swaps to pay LIBOR and receive a fixed rate of 1.183% and to pay 0.5% and receive LIBOR, respectively. The notional amounts of the underlying swaps are each $200.0 million with an effective date of March 2, 2017 and an expiration of March 2, 2027.

Counterparties to these financial instruments may expose us to credit-related losses in the event of non-performance. As of June 30, 2015, these financial instruments are primarily in the counterparties’ favor. We have considered and reflected the risk of non-performance by us and our counterparties in the fair value of our financial instruments as of June 30, 2015. As part of our consideration of non-performance risk, we perform evaluations of our counterparties for credit risk through ongoing monitoring of their financial health and risk profiles to identify funding risk or changes in their credit ratings.

Counterparties to these agreements are major financial institutions, and we consider the risk of loss due to non-performance to be minimal. We do not require collateral from these institutions. We do not hold and will not issue interest rate swaps for trading purposes.

PART II — OTHER INFORMATION

Item 1 — Legal Proceedings

None.

Item 1A — Risk Factors

You should consider the factors discussed in “Item 3. Key Information—D. Risk Factors” in our 2014 Annual Report, which could materially affect our business, results of operations or financial condition.

Item 2 — Unregistered Sales of Equity Securities and Use of Proceeds

During the three months ended June 30, 2015, we issued to Tiger Ventures Limited, an accredited investor, a total of 108,272 shares of our Class A common stock as consulting compensation pursuant to the Financial Services Agreement, dated as of March 14, 2011, between us and Tiger Ventures Limited. The issuances qualified for an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

Tiger Ventures Limited is indirectly owned by our director, Graham Porter. For additional information about certain relationships and transactions between us and certain securityholders, please read “Item 7. Major Shareholders and Related Party Transactions” in our 2014 Annual Report.

Item 3 — Defaults Upon Senior Securities

None.

Item 4 — Mine Safety Disclosures

Not Applicable.

Item 5 — Other Information

The Company’s 2015 Annual Meeting of Shareholders was held on April 24, 2015. Briefly described below is each matter voted on at the meeting:

(1)	Election of the following individuals, nominated by the board of directors, to hold office as Class I directors of the board of directors of the Company for a term of three years (subject to the Declassification Amendment (as defined below)). There was no solicitation in opposition to the board’s nominees for the directors listed in our definitive proxy statement dated March 11, 2015, and all such nominees were elected.

Name	Number of Shares Voted		Broker Non-Votes
	For	Withheld
Kyle R. Washington	76,275,424	3,333,304	10,272,227
Nicholas Pitts-Tucker	79,301,992	306,736	10,272,227

The other members of the board of directors are: Class II directors: Gerry Wang, Graham Porter, Harald H. Ludwig, and Graham Porter (terms expiring at the 2016 annual shareholder meeting); and Class III directors: John C. Hsu, David Lyall and Peter S. Shaerf (terms expiring at the 2017 annual shareholder meeting, subject to the Declassification Amendment).

(2)	Ratification of the appointment of KPMG LLP, Chartered Accountants as the Company’s independent auditors for the fiscal year ending December 31, 2015. Total common stock voted was 89,497,394 in favor, 210,101 opposed, 173,460 abstained and no broker non-votes. The appointment of KPMG LLP as the independent auditors for the fiscal year ending December 31, 2015 was ratified.

(3)	Adoption of an amendment to the Company’s articles of incorporation to declassify the board of directors and provide for the annual election of the members of the board of directors commencing with the Company’s 2016 Annual Meeting of Shareholders, or the Declassification Amendment. Total common stock voted was 79,225,841 in favor, 249,942 opposed, 135,896 abstained and 10,269,276 broker non-votes. The adoption of an amendment to the Company’s articles of incorporation was passed.

(4)	Adoption of an amendment to the Company’s articles of incorporation to increase the maximum size of the board of directors from nine to 11 directors. Total common stock voted was 78,543,231 in favor, 900,355 opposed, 165,130 abstained and 10,272,238 broker non-votes. The adoption of an amendment to increase the size of the Company’s board of directors was passed.

(5)	Adoption of an amendment to the Company’s articles of incorporation and bylaws to decrease the shareholder supermajority voting requirements to amend certain articles of incorporation and bylaws from 80% to 66 2/3%. Total common stock voted was 78,625,576 in favor, 787,192 opposed, 195,957 abstained and 10,272,230 broker non-votes. The adoption of an amendment to the Company’s articles of incorporation and bylaws was passed.

Item 6 — Exhibits

Exhibit Number	Description

4.1	Amended and Restated Shareholders Rights Agreement, dated April 19, 2011, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.1 to Form 8-A (File No. 1-32591), filed with the SEC on April 19, 2011).

4.2	Amendment No. 1 to Amended and Restated Shareholders Rights Agreement, dated January 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on January 30, 2012).

4.3	Amendment No. 2 to Amended and Restated Shareholders Rights Agreement, dated December 27, 2012, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC as Rights Agent (incorporated herein by reference to Exhibit 4.3 to Form 8-A12B (File No. 1-32591), filed with the SEC on December 27, 2012).

4.4	Amendment No. 3 to Amended and Restated Shareholders Rights Agreement, dated July 30, 2015, by and between Seaspan Corporation and American Stock Transfer & Trust Company, LLC, as Rights Agent.